SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 26)

Banyan Rail Services Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

06684A305
(CUSIP Number)

Christopher J. Hubbert
Kohrman Jackson & Krantz P.L.L. 1375 East 9th Street, 20th Floor, Cleveland, OH 44114; 216-736-7215
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

______________________________

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 06684A305	Page 2 of 7

1	name of reporting person i.r.s. identification no. of above person (entities only) Gary O. Marino
2	check the appropriate box if a member of a group* (see instructions)	(a) ☒ (b) ☐
3	sec use only
4	source of funds (see instructions) OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization United States of America

number of shares beneficially owned by each reporting person with	7	sole voting power 909,190(1)
	8	shared voting power
	9	sole dispositive power 909,190(1)
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person 909,190(1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	percent of class represented by amount in row (11) 62.9%
14	type of reporting person (see instructions) IN

(1) Includes 547,623 shares of Common Stock, 3,000 shares of Series A Convertible Preferred Stock currently convertible into 30,000 shares of Common Stock, 10,000 shares of Series B Convertible Preferred Stock currently convertible into 88,889 shares of Common Stock, and 17,800 shares of Series C Convertible Preferred Stock that will become convertible into 226,845 shares of Common Stock on June 30, 2014 or sooner upon the occurrence of certain events, held by Banyan Holdings LLC, and 10,000 options to purchase shares of Common Stock that are currently exercisable or exercisable within 60 days. Mr. Marino is the president of Banyan Holdings LLC. Mr. Marino disclaims beneficial ownership of the shares held by Banyan Holdings.

CUSIP No. 06684A305	Page 3 of 7

1	name of reporting person i.r.s. identification no. of above person (entities only) Banyan Rail Holdings LLC
2	check the appropriate box if a member of a group* (see instructions)	(a) ☒ (b) ☐
3	sec use only
4	source of funds (see instructions) OO
5	check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	citizenship or place of organization Delaware

number of shares beneficially owned by each reporting person with	7	sole voting power 893,357(1)
	8	shared voting power
	9	sole dispositive power 893,357(1)
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person 893,357(1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	percent of class represented by amount in row (11) 62.0%
14	type of reporting person (see instructions) OO

(1) Includes 547,623 shares of Common Stock, 3,000 shares of Series A Convertible Preferred Stock currently convertible into 30,000 shares of Common Stock, 10,000 shares of Series B Convertible Preferred Stock currently convertible into 88,889 shares of Common Stock, and 17,800 shares of Series C Convertible Preferred Stock that will become convertible into 226,845 shares of Common Stock on June 30, 2014 or sooner upon the occurrence of certain events.

CUSIP No. 06684A305	Page 4 of 7

Introduction.

Pursuant to Rule 13d-1(k), this Amendment No. 26 to Schedule 13D is filed by Gary O. Marino and Banyan Rail Holdings LLC (“Banyan Holdings”) relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Banyan Rail Services Inc., a Delaware corporation (the “Company”). Mr. Marino is the president of Banyan Holdings.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The shares of Common Stock reported in Item 5(c) as having been acquired by Banyan Holdings were acquired as an inducement to loan the Company working capital pursuant to a demand note and loan agreement (the “Note”). The Note requires the Company to issue to Banyan Holdings 110 shares of its unregistered common stock for every $1,000 the Company borrows under the Note. The Company borrowed $50,000 under the Note on April 1, 2014 and an additional $50,000 on May 12, 2014.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are amended and supplemented as follows:

(a)         Based solely on information provided by the Company, there are currently 1,095,608 shares of Common Stock outstanding. Mr. Marino beneficially owns 909,190 shares of Common Stock, including 547,623 shares of Common Stock owned by Banyan Holdings, 3,000 shares of Series A Convertible Preferred Stock, currently convertible into 30,000 shares of Common Stock, owned by Banyan Holdings, 10,000 shares of Series B Convertible Preferred Stock, currently convertible into 88,889 shares of Common Stock, owned by Banyan Holdings, and 17,800 shares of Series C Convertible Preferred Stock that will become convertible into 226,845 shares of Common Stock on June 30, 2014 or sooner upon the occurrence of certain events, owned by Banyan Holdings, and 10,000 options to purchase shares of Common Stock, or in total 62.6% of the Company’s outstanding Common Stock, assuming exercise of the options owned by Mr. Marino and conversion of the Series A, B and C Preferred Stock owned by Banyan Holdings. Mr. Marino disclaims beneficial ownership of the shares held by Banyan Holdings. Banyan Holdings beneficially owns 893,357 shares of Common Stock, including 547,623 shares of Common Stock, 3,000 shares of Series A Preferred Stock currently convertible into 30,000 shares of Common Stock, 10,000 shares of Series B Preferred Stock currently convertible into 88,889 shares of Common Stock, and 17,800 shares of Series C Convertible Preferred Stock that will become convertible into 226,845 shares of Common Stock on June 30, 2014 or sooner upon the occurrence of certain events, or 62.0% of the Company’s outstanding Common Stock assuming conversion of the Series A, B and C Preferred Stock owned by Banyan Holdings.

(c)         Pursuant to a demand note and loan agreement, Banyan Holdings acquired 11,000 shares of Common Stock of the Company as an inducement to loan working capital to the Company. Mr. Marino and Banyan Holdings have not effected any other unreported transactions in the Company’s stock in the past 60 days.

CUSIP No. 06684A305	Page 5 of 7

Item 7.	Material to be Filed as Exhibits.

7.1	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2014

/s/ Gary O. Marino
Gary O. Marino, individually

Banyan Rail Holdings LLC

/s/ Gary O. Marino
By Gary O. Marino, President

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement